No Act
P.E. 1-6-03
0-10289

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
MARKET REGULATION

03000725

January 6, 2003

Act	Securities Exchange Act of 1934
Section	11A
Rule	11Ac1-1; 11Ac1-4
Public Availability	1-6-03

PROCESSED
JAN 17 2003
THOMSON FINANCIAL

Jon Kroper
First Vice President, Regulatory Policy/Strategy
Instinet Corporation
1333 H Street, NW, 6th Floor
Washington, DC 20005

Dear Mr. Kroper:

This letter extends the temporary no-action position originally taken by the Division of Market Regulation ("Division") on January 17, 1997 until July 6, 2003. This letter also extends the no-action position taken by the Division on November 1, 2002, relating to exhange-listed securities. In the January 17th and November 1st letters, you confirmed that Instinet Real-Time Trading Service ("RTTS" or "System") is an ECN as that term is defined in the amendments to the Quote Rule ("ECN Amendment") and Limit Order Display Rule (cumulatively, "Order Execution Rules"). You also confirmed that RTTS would be in compliance with the requirements of Rule 11Ac1-1(c)(5)(ii) of the Exchange Act ("ECN Display Alternative") with respect to any Nasdaq and exchange-listed securities for which a linkage between RTTS and the self-regulatory organization ("SRO") is operational. In the January 17th and November 1st letters, the Division took the position that it would not recommend that the Commission take enforcement action against any OTC market maker or exchange market maker as defined in the Order Execution Rules, for entry of orders into RTTS without modifying their public quotations in compliance with the ECN Amendment.

The Division continues to condition its position on compliance with the terms expressed in the January 17th and November 1st letters. These terms include, but are not limited to, compliance with the requirement that RTTS respond to orders entered into RTTS through access to the SRO no slower than RTTS responds to orders entered directly into the System, and in any event in no more than a few seconds.

The Division further conditions its position upon your representation that RTTS has sufficient capacity to handle the volume of trading reasonably anticipated in its System. Such capacity should be ensured through periodic review and testing to (1) ensure future capacity, (2) identify potential weaknesses, and (3) reduce the risks of system failures and threats to system integrity. The Division may request records from RTTS regarding such reviews and tests.

The Division further conditions its position on RTTS providing brokers access via either an SRO or the telephone for a charge of no more than the fee RTTS charges a substantial proportion of its active broker-dealer subscribers, and in any event, no more than $0.009 per share, plus any fee charged to RTTS by an SRO for trades and plus any applicable transaction fee payable pursuant to Section 31 of the Securities Exchange Act of 1934 ("Exchange Act"). In addition, the Division may request additional representations from you regarding the operation of RTTS. Further, the Division will consider extending, modifying, or revoking its temporary no-action position prior to July 6, 2003, based on its continuing experience with RTTS's compliance with the terms of this no-action letter and the operation of the ECN Display Alternative.

This no-action position regards enforcement action under Section 11A of the Exchange Act only, and does not express any legal conclusions regarding the applicability of Section 11A of the Exchange Act or other statutory or regulatory provisions of the federal securities laws. This no-action position is based solely on the representations you have made. Any different facts or conditions might require a different response. This no-action position is subject to changes in current law, regulation, and interpretations; any such change may require the Division to reevaluate and withdraw or modify this position.

Sincerely,

Robert Colby

Robert L.D. Colby
Deputy Director